UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         -----------------------------------------------

                          SCHEDULE 13D

                       (Amendment No. 88)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        November 30, 2005
     (Date of Event which Requires Filing of this Statement)


   ----------------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104            Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
-----------------------------------------------------------------
                    SUMNER M. REDSTONE
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization   United States
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          57,576,395**
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        21,671,171*
 Owned by                                    --------------------
   Each             (9)  Sole Dispositive Power     57,576,395**
Reporting                                       -----------------
Person With         (10) Shared Dispositive Power   21,671,171*
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                   79,247,566*
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 88.38
                                                       PERCENT
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)      IN

-----------------------------------------------------------------

*Includes shares owned by National Amusements, Inc.
** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

CUSIP No. 598-148-104
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions):
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization               Maryland
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          0
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        21,671,171
Owned by                                      -------------------
   Each             (9)  Sole Dispositive Power     0
Reporting                                        ----------------
Person With         (10) Shared Dispositive Power   21,671,171
                                               ------------------
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    21,671,171
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   24.17
						       PERCENT
-----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      CO

-----------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

          This Amendment No. 88 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.



Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) NAI is currently the beneficial owner, with shared dispositive and voting power, of 21,671,171 Common Shares, or approximately 24.17 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of November 7, 2005).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 57,576,395 Common Shares,or approximately 64.21 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of November 7, 2005). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 21,671,171 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 79,247,566 Common Shares, or approximately 88.38 PERCENT of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of November 7, 2005).

    (c) Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 87 filed with the SEC on
        November 7, 2005:
        All the following transactions were executed by Bear
 	Stearns, New York, N.Y.

       TRANSACTIONS EXECUTED UNDER NATIONAL AMUSEMENTS,INC.'S NAME

		DATE		NO.SHARES  	PRICE
 		11/7/2005	1,000		18.60
		11/7/2005	100		18.70
		11/7/2005	400		18.72
		11/7/2005	500		18.73
		11/7/2005	3,200		18.74
		11/7/2005	600		18.75
		11/7/2005	900		18.76
		11/7/2005	100		18.77
		11/7/2005	900		18.87
		11/7/2005	3,200		18.90
		11/7/2005	3,500		18.91
		11/7/2005	1,600		18.92
		11/7/2005	3,400		18.93
		11/7/2005	3,100		18.94
		11/7/2005	4,700		18.95
		11/7/2005	500		18.96
		11/7/2005	3,200		18.97
		11/7/2005	15,800		18.98
		11/7/2005	7,900		18.99
		11/7/2005	9,800		19.00
		11/7/2005	3,200		19.01
		11/7/2005	2,900		19.02
		11/8/2005	2,000		18.66
		11/8/2005	3,000		18.71
		11/8/2005	500		18.72
		11/8/2005	600		18.77
		11/8/2005	1,100		18.80
		11/8/2005	800		18.81
		11/8/2005	1,600		18.82
		11/8/2005	1,400		18.84
		11/8/2005	600		18.86
		11/8/2005	600		18.88
		11/8/2005	500		18.89
		11/8/2005	1,100		18.90
		11/8/2005	2,200		18.92
		11/8/2005	2,800		18.93
		11/8/2005	1,400		18.94
		11/8/2005	3,000		18.95
		11/8/2005	3,200		18.96
		11/8/2005	3,200		18.97
		11/8/2005	4,600		18.98
		11/8/2005	2,200		18.99
		11/8/2005	5,600		19.00
		11/8/2005	300		19.01
		11/8/2005	1,400		19.04
		11/8/2005	2,700		19.05
		11/8/2005	4,100		19.06
		11/8/2005	2,700		19.07
		11/8/2005	1,500		19.08
		11/8/2005	7,400		19.09
		11/8/2005	3,700		19.10
		11/8/2005	1,200		19.13
		11/8/2005	1,600		19.15
		11/9/2005	300		18.97
		11/9/2005	300		18.98
		11/9/2005	1,900		18.99
		11/9/2005	11,600		19.00
		11/9/2005	600		19.02
		11/9/2005	1,800		19.03
		11/9/2005	100		19.04
		11/9/2005	800		19.05
		11/9/2005	2,400		19.06
		11/9/2005	3,800		19.07
		11/9/2005	4,900		19.08
		11/9/2005	3,000		19.09
		11/9/2005	5,900		19.10
		11/9/2005	1,700		19.11
		11/9/2005	400		19.12
		11/9/2005	800		19.13
		11/9/2005	1,100		19.14
		11/9/2005	6,300		19.15
		11/9/2005	2,500		19.17
		11/9/2005	1,000		19.18
		11/9/2005	2,900		19.19
		11/9/2005	1,100		19.20
		11/9/2005	800		19.21
		11/9/2005	4,000		19.33
		11/10/2005	2,300		18.74
		11/10/2005	900		18.75
		11/10/2005	400		18.76
		11/10/2005	1,300		18.77
		11/10/2005	300		18.81
		11/10/2005	1,000		18.83
		11/10/2005	1,500		18.90
		11/10/2005	300		18.91
		11/10/2005	1,400		18.92
		11/10/2005	500		18.93
		11/10/2005	2,500		18.94
		11/10/2005	2,200		18.95
		11/10/2005	900		18.97
		11/10/2005	2,100		18.98
		11/10/2005	2,700		18.99
		11/10/2005	3,300		19.00
		11/10/2005	1,300		19.01
		11/10/2005	2,200		19.03
		11/10/2005	2,300		19.04
		11/10/2005	2,700		19.05
		11/10/2005	200		19.10
		11/10/2005	2,000		19.11
		11/10/2005	1,400		19.12
		11/10/2005	2,800		19.14
		11/10/2005	1,300		19.15
		11/10/2005	1,000		19.16
		11/10/2005	300		19.19
		11/10/2005	7,600		19.20
		11/10/2005	1,100		19.21
		11/10/2005	300		19.22
		11/10/2005	1,100		19.23
		11/10/2005	500		19.24
		11/10/2005	2,900		19.25
		11/10/2005	300		19.28
		11/10/2005	1,500		19.29
		11/10/2005	2,800		19.30
		11/10/2005	800		19.31
		11/11/2005	2,300		19.36
		11/11/2005	500		19.38
		11/11/2005	4,200		19.40
		11/11/2005	1,200		19.44
		11/11/2005	500		19.45
		11/11/2005	1,900		19.46
		11/11/2005	800		19.47
		11/11/2005	4,600		19.49
		11/11/2005	5,800		19.50
		11/11/2005	1,900		19.51
		11/11/2005	2,700		19.52
		11/11/2005	1,500		19.53
		11/11/2005	400		19.54
		11/11/2005	800		19.64
		11/11/2005	800		19.67
		11/11/2005	600		19.68
		11/11/2005	600		19.69
		11/11/2005	3,500		19.75
		11/11/2005	900		19.77
		11/11/2005	1,400		19.78
		11/11/2005	1,100		19.80
		11/11/2005	600		19.81
		11/11/2005	100		19.82
		11/11/2005	1,000		19.84
		11/11/2005	300		19.85
		11/11/2005	1,400		19.86
		11/11/2005	1,600		19.87
		11/11/2005	3,200		19.88
		11/11/2005	1,900		19.89
		11/11/2005	3,100		19.90
		11/11/2005	500		19.91
		11/11/2005	400		19.92
		11/11/2005	800		19.93
		11/11/2005	700		19.94
		11/11/2005	900		19.95
		11/11/2005	1,800		19.96
		11/11/2005	600		19.97
		11/11/2005	800		19.99
		11/11/2005	1,000		20.00
		11/14/2005	300		19.71
		11/14/2005	500		19.72
		11/14/2005	2,500		19.80
		11/14/2005	1,400		19.84
		11/14/2005	1,000		19.85
		11/14/2005	600		19.86
		11/14/2005	1,300		19.87
		11/14/2005	2,400		19.89
		11/14/2005	5,100		19.90
		11/14/2005	2,100		19.91
		11/14/2005	2,100		19.92
		11/14/2005	1,500		19.93
		11/14/2005	200		19.94
		11/14/2005	3,000		19.95
		11/14/2005	2,700		19.96
		11/14/2005	3,800		19.97
		11/14/2005	12,100		19.98
		11/14/2005	5,800		19.99
		11/14/2005	5,100		20.00
		11/14/2005	2,400		20.01
		11/14/2005	1,900		20.02
		11/14/2005	500		20.04
		11/14/2005	2,600		20.05
		11/14/2005	400		20.06
		11/15/2005	400		19.91
		11/15/2005	200		19.93
		11/15/2005	1,300		19.95
		11/15/2005	700		19.96
		11/15/2005	1,500		19.98
		11/15/2005	4,200		19.99
		11/15/2005	12,400		20.00
		11/15/2005	11,200		20.01
		11/15/2005	6,400		20.02
		11/15/2005	2,300		20.03
		11/15/2005	1,900		20.04
		11/15/2005	2,800		20.05
		11/15/2005	1,400		20.06
		11/15/2005	3,300		20.07
		11/15/2005	700		20.08
		11/15/2005	600		20.09
		11/15/2005	1,000		20.10
		11/15/2005	500		20.11
		11/15/2005	6,500		20.13
		11/15/2005	500		20.14
		11/16/2005	900		19.98
		11/16/2005	1,200		19.99
		11/16/2005	9,800		20.00
		11/16/2005	8,600		20.01
		11/16/2005	8,900		20.02
		11/16/2005	9,200		20.03
		11/16/2005	6,100		20.04
		11/16/2005	4,800		20.05
		11/16/2005	4,100		20.06
		11/16/2005	2,000		20.07
		11/16/2005	1,100		20.08
		11/16/2005	1,900		20.10
		11/16/2005	500		20.11
		11/16/2005	400		20.14
		11/16/2005	500		20.15
		11/17/2005	400		20.19
		11/17/2005	700		20.20
		11/17/2005	3,700		20.21
		11/17/2005	3,300		20.22
		11/17/2005	3,200		20.23
		11/17/2005	3,400		20.24
		11/17/2005	5,600		20.25
		11/17/2005	5,600		20.26
		11/17/2005	1,200		20.27
		11/17/2005	300		20.28
		11/17/2005	2,500		20.29
		11/17/2005	6,500		20.30
		11/17/2005	2,600		20.32
		11/17/2005	3,000		20.33
		11/17/2005	200		20.34
		11/17/2005	6,400		20.35
		11/17/2005	3,000		20.36
		11/17/2005	600		20.37
		11/17/2005	1,100		20.38
		11/17/2005	1,100		20.39
		11/17/2005	2,600		20.40
		11/17/2005	100		20.42
		11/17/2005	1,100		20.43
		11/17/2005	1,300		20.44
		11/17/2005	500		20.45
		11/18/2005	4,800		20.50
		11/18/2005	1,000		20.54
		11/18/2005	900		20.55
		11/18/2005	500		20.59
		11/18/2005	6,700		20.60
		11/18/2005	600		20.61
		11/18/2005	2,000		20.62
		11/18/2005	1,100		20.63
		11/18/2005	300		20.64
		11/18/2005	1,200		20.65
		11/18/2005	3,200		20.66
		11/18/2005	1,100		20.67
		11/18/2005	1,100		20.67
		11/18/2005	1,400		20.84
		11/18/2005	900		20.85
		11/18/2005	300		20.87
		11/18/2005	800		20.95
		11/18/2005	600		20.97
		11/18/2005	1,700		21.01
		11/18/2005	1,100		21.02
		11/18/2005	500		21.05
		11/18/2005	1,200		21.09
		11/18/2005	100		21.10
		11/18/2005	900		21.11
		11/18/2005	600		21.15
		11/18/2005	700		21.16
		11/18/2005	500		21.17
		11/18/2005	1,100		21.18
		11/18/2005	3,900		21.20
		11/18/2005	3,800		21.21
		11/18/2005	1,600		21.22
		11/18/2005	1,200		21.23
		11/18/2005	700		21.24
		11/18/2005	4,900		21.25
		11/18/2005	1,000		21.26
		11/18/2005	2,000		21.30
		11/21/2005	800		21.61
		11/21/2005	700		21.65
		11/21/2005	600		21.66
		11/21/2005	600		21.72
		11/21/2005	500		21.74
		11/21/2005	500		21.77
		11/21/2005	600		21.86
		11/21/2005	500		21.90
		11/21/2005	100		21.99
		11/21/2005	500		22.01
		11/21/2005	600		22.02
		11/21/2005	4,000		22.03
		11/21/2005	2,000		22.04
		11/21/2005	500		22.32
		11/21/2005	500		22.33
		11/21/2005	1,000		22.47
		11/21/2005	1,100		22.73
		11/21/2005	200		22.74
		11/21/2005	600		22.77
		11/21/2005	800		22.81
		11/21/2005	1,100		22.87
		11/21/2005	700		22.88
		11/21/2005	600		22.89
		11/21/2005	900		22.90
		11/21/2005	600		22.97
		11/21/2005	700		22.98
		11/21/2005	2,500		22.99
		11/21/2005	1,500		23.00
		11/21/2005	3,500		23.03
		11/21/2005	1,700		23.04
		11/21/2005	1,300		23.05
		11/21/2005	800		23.07
		11/21/2005	800		23.08
		11/21/2005	700		23.09
		11/21/2005	1,400		23.12
		11/21/2005	600		23.15
		11/21/2005	1,100		23.18
		11/21/2005	700		23.24
		11/21/2005	700		23.38
		11/21/2005	3,100		23.40
		11/21/2005	500		23.41
		11/21/2005	600		23.43
		11/21/2005	600		23.44
		11/21/2005	300		23.45
		11/21/2005	500		23.46
		11/21/2005	600		23.47
		11/21/2005	4,700		23.50
		11/21/2005	500		22.71
		11/22/2005	400		21.35
		11/22/2005	400		21.36
		11/22/2005	500		21.68
		11/22/2005	500		21.85
		11/22/2005	600		21.88
		11/22/2005	600		21.92
		11/22/2005	1,100		21.93
		11/22/2005	500		21.94
		11/22/2005	600		21.95
		11/22/2005	1,700		21.96
		11/22/2005	200		21.97
		11/22/2005	500		21.99
		11/22/2005	600		22.00
		11/22/2005	500		22.01
		11/22/2005	1,800		22.03
		11/22/2005	1,000		22.04
		11/22/2005	600		22.06
		11/22/2005	900		22.07
		11/22/2005	1,200		22.08
		11/22/2005	1,000		22.09
		11/22/2005	2,800		22.10
		11/22/2005	1,400		22.11
		11/22/2005	2,700		22.12
		11/22/2005	500		22.13
		11/22/2005	100		22.14
		11/22/2005	1,300		22.15
		11/22/2005	600		22.17
		11/22/2005	900		22.19
		11/22/2005	600		22.20
		11/22/2005	700		22.21
		11/22/2005	900		22.24
		11/22/2005	600		22.26
		11/22/2005	700		22.28
		11/22/2005	1,800		22.29
		11/22/2005	1,500		22.30
		11/22/2005	600		22.38
		11/22/2005	2,100		22.41
		11/22/2005	800		22.80
		11/22/2005	800		23.00
		11/22/2005	600		23.06
		11/22/2005	500		23.10
		11/22/2005	3,100		23.13
		11/22/2005	500		23.15
		11/22/2005	700		23.16
		11/22/2005	1,000		23.20
		11/22/2005	500		23.36
		11/22/2005	6,000		23.38
		11/22/2005	500		23.41
		11/23/2005	1,200		21.24
		11/23/2005	4,300		21.25
		11/23/2005	2,700		21.26
		11/23/2005	1,600		21.27
		11/23/2005	600		21.28
		11/23/2005	600		21.29
		11/23/2005	12,900		21.30
		11/23/2005	1,100		21.31
		11/23/2005	7,100		21.32
		11/23/2005	1,700		21.33
		11/23/2005	600		21.34
		11/23/2005	500		21.35
		11/23/2005	2,000		21.36
		11/23/2005	3,100		21.38
		11/23/2005	2,800		21.40
		11/23/2005	1,300		21.44
		11/23/2005	2,700		21.45
		11/23/2005	1,100		21.47
		11/23/2005	1,300		21.48
		11/23/2005	400		21.53
		11/23/2005	400		21.64
		11/25/2005	500		21.40
		11/25/2005	1,500		21.60
		11/25/2005	1,000		21.70
		11/25/2005	3,400		21.75
		11/25/2005	1,200		21.79
		11/25/2005	1,000		22.02
		11/25/2005	700		22.04
		11/25/2005	500		22.05
		11/25/2005	500		22.06
		11/25/2005	1,000		22.07
		11/25/2005	1,500		22.08
		11/25/2005	500		22.09
		11/25/2005	10,200		22.10
		11/25/2005	2,400		22.11
		11/25/2005	200		22.12
		11/25/2005	500		22.14
		11/25/2005	7,200		22.15
		11/25/2005	500		22.19
		11/25/2005	1,100		22.20
		11/25/2005	700		22.21
		11/25/2005	5,100		22.22
		11/25/2005	1,800		22.25
		11/25/2005	600		22.27
		11/25/2005	1,000		22.30
		11/25/2005	700		22.44
		11/25/2005	1,500		22.55
		11/25/2005	1,100		22.56
		11/25/2005	500		22.59
		11/25/2005	200		22.69
		11/25/2005	1,400		22.70
		11/28/2005	3,300		22.50
		11/28/2005	2,700		22.60
		11/28/2005	1,000		22.64
		11/28/2005	700		22.66
		11/28/2005	1,900		22.67
		11/28/2005	1,100		22.68
		11/28/2005	1,500		22.69
		11/28/2005	2,800		22.70
		11/28/2005	1,800		22.71
		11/28/2005	2,600		22.72
		11/28/2005	1,100		22.73
		11/28/2005	6,100		22.74
		11/28/2005	8,300		22.75
		11/28/2005	1,700		22.76
		11/28/2005	200		22.77
		11/28/2005	1,500		22.78
		11/28/2005	500		22.79
		11/28/2005	5,400		22.80
		11/28/2005	1,100		22.83
		11/28/2005	1,100		22.85
		11/28/2005	600		22.87
		11/28/2005	2,600		22.89
		11/28/2005	400		22.94
		11/29/2005	700		22.04
		11/29/2005	2,600		22.05
		11/29/2005	900		22.07
		11/29/2005	600		22.12
		11/29/2005	300		22.13
		11/29/2005	500		22.17
		11/29/2005	1,300		22.18
		11/29/2005	2,000		22.19
		11/29/2005	2,800		22.20
		11/29/2005	700		22.22
		11/29/2005	4,300		22.23
		11/29/2005	4,300		22.24
		11/29/2005	5,900		22.25
		11/29/2005	500		22.26
		11/29/2005	500		22.27
		11/29/2005	1,100		22.30
		11/29/2005	300		22.31
		11/29/2005	300		22.33
		11/29/2005	400		22.40
		11/29/2005	900		22.56
		11/29/2005	1,100		22.66
		11/29/2005	500		22.69
		11/29/2005	700		22.70
		11/29/2005	400		22.71
		11/29/2005	500		22.72
		11/29/2005	1,100		22.73
		11/29/2005	1,300		22.74
		11/29/2005	1,800		22.75
		11/29/2005	1,600		22.76
		11/29/2005	800		22.78
		11/29/2005	300		22.79
		11/29/2005	2,000		22.80
		11/29/2005	600		22.82
		11/29/2005	500		22.83
		11/29/2005	600		22.84
		11/29/2005	4,700		22.85
		11/29/2005	600		22.87
		11/30/2005	1,000		22.08
		11/30/2005	600		22.13
		11/30/2005	3,600		22.20
		11/30/2005	900		22.27
		11/30/2005	600		22.32
		11/30/2005	700		22.34
		11/30/2005	5,000		22.45
		11/30/2005	500		22.48
		11/30/2005	5,300		22.50
		11/30/2005	500		22.53
		11/30/2005	400		22.55
		11/30/2005	1,100		22.59
		11/30/2005	2,300		22.60
		11/30/2005	100		22.61
		11/30/2005	1,000		22.62
		11/30/2005	400		22.64
		11/30/2005	500		22.65
		11/30/2005	600		22.66
		11/30/2005	500		22.67
		11/30/2005	200		22.68
		11/30/2005	200		22.69
		11/30/2005	500		22.70
		11/30/2005	300		22.71
		11/30/2005	600		22.73
		11/30/2005	1,100		22.74
		11/30/2005	1,100		22.75
		11/30/2005	600		22.78
		11/30/2005	1,100		22.80
		11/30/2005	600		22.82
		11/30/2005	1,500		22.83
		11/30/2005	1,400		22.84
		11/30/2005	1,200		22.85
		11/30/2005	600		22.87
		11/30/2005	1,500		22.88
		11/30/2005	700		22.89
		11/30/2005	2,600		22.90
		11/30/2005	1,200		22.91
		11/30/2005	900		22.92
		11/30/2005	1,500		22.95
		11/30/2005	1,200		22.96
		11/30/2005	1,800		22.98
		11/30/2005	1,900		22.99
		11/30/2005	100		22.07
		12/1/2005	500		21.53
		12/1/2005	3,300		21.54
		12/1/2005	1,100		21.57
		12/1/2005	2,100		21.59
		12/1/2005	500		21.60
		12/1/2005	1,500		21.61
		12/1/2005	1,100		21.65
		12/1/2005	2,300		21.68
		12/1/2005	1,700		21.69
		12/1/2005	2,500		21.70
		12/1/2005	400		21.73
		12/1/2005	1,100		21.74
		12/1/2005	400		21.75
		12/1/2005	1,500		21.78
		12/1/2005	2,500		21.80
		12/1/2005	1,100		21.82
		12/1/2005	500		21.86
		12/1/2005	200		21.88
		12/1/2005	3,100		21.89
		12/1/2005	2,000		21.90
		12/1/2005	1,900		21.91
		12/1/2005	500		21.92
		12/1/2005	3,500		21.93
		12/1/2005	500		21.95
		12/1/2005	400		21.97
		12/1/2005	400		21.98
		12/1/2005	1,700		21.99
		12/1/2005	2,000		22.00
		12/1/2005	300		22.04
		12/1/2005	1,100		22.05
		12/1/2005	1,000		22.07
		12/1/2005	3,100		22.10
		12/1/2005	1,100		22.12
		12/1/2005	2,000		22.18
		12/1/2005	1,100		22.24








Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.





                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.




December 1, 2005                     /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer



                         TABLE OF EXHIBITS
                         -----------------

EXHIBIT             DESCRIPTION
-------             -----------
   1                Joint Filing Agreement




                           EXHIBIT 1
                           ---------


                     JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on
          Schedule 13D, dated April 15, 1998 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                               Individually